SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2016
AVIVA PLC
(Translation of registrant's name into English)
ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes      No X

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

31 August 2016

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

Aviva announces that:

The Aviva Chief Financial Officer Award 2014 (CFO Award)

●
As announced on 24 March 2015, consistent with the terms of his employment agreement, Mr Stoddard received a CFO Award to partially compensate him for deferred compensation he forfeited on resignation from his previous employer. The CFO Award has vested in stages. The first tranche in 2015, the second tranche in 2016 and a final tranche in 2017.

●
Accordingly on 30 August 2016 the second tranche of the CFO Award vested and Mr Stoddard received the following Aviva ordinary shares of 25 pence each (Shares):

Name	Award	Price at which Shares granted (pence)	Shares received from award	No. of Shares sold to cover taxes and costs	No. of Shares retained net of taxes and costs	Price at which Shares sold (pence)
Tom Stoddard	CFO Award	509p	51,527	24,304	27,223	418.21p

●
These Shares vested in accordance with the rules of the CFO Award:

o The CFO Award was made for nil consideration.
o The CFO Award was granted at a price of £5.09 per share, which was based on the average share price of an Aviva ordinary share 3 days prior to Mr Stoddard joining the Company.
o The releases under the CFO Award include additional Shares received in lieu of dividends, which are subject to tax.

●
The awards have been settled on a net-of-tax basis.

The Notification of Dealing Form can be found below. This announcement is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

Media Enquiries:
Sarah Swailes                                                                            +44 (0)7800 694 859
General Enquiries:
Elena Petrou, Company Secretarial                                       +44 (0)207 662 1268

Template for notification and public disclosure of transactions by persons discharging managerial responsibilities (PDMRs) and persons closely associated with them
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	THOMAS STODDARD
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	- SHARES - GB0002162385
b)	Nature of transaction	Acquisition of shares following the release of the 2nd tranche of vested shares granted under the CFO Award (awarded as part of his employment agreement when joining Aviva).
c)	Price(s) and volume(s)	Grant Price	Volume(s)
		£5.09 per share	51,527
d)	Aggregated information - Aggregated volume - Price	£51,527 £5.09 £262272.43
e)	Date of the transaction	30 August 2016
f)	Place of the transaction	Outside a trading venue

Template for notification and public disclosure of transactions by persons discharging managerial responsibilities (PDMRs) and persons closely associated with them
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	THOMAS STODDARD
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	- SHARES - GB0002162385
b)	Nature of transaction	Sale of shares to cover income tax and employee national insurance following the release of the 2nd tranche of vested shares granted under the CFO Award.
c)	Price(s) and volume(s)	Sale Price	Volume(s)
		£4.1821 per share	24,304
d)	Aggregated information - Aggregated volume - Price	24,304 £4.1821 £101,641.76
e)	Date of the transaction	30 August 2016
f)	Place of the transaction	London Stock Exchange, XLON

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 31 August 2016

AVIVA PLC By: /s/ K.A. Cooper K.A. Cooper Group Company Secretary